SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32839; File No. 812-14818

National Securities Clearing Corporation; Notice of Application

September 28, 2017

Agency: Securities and Exchange Commission ("Commission").

Actions: Notice of application for an order under section 3(b)(2) of the Investment
Company Act of 1940 ("Act").

Applicant: National Securities Clearing Corporation ("NSCC").

Summary of Application: Applicant seeks an order under Section 3(b)(2) of the Act
declaring it to be primarily engaged in a business other than that of investing, reinvesting,
owning, holding or trading in securities. Applicant is primarily in the business of
providing clearing, settlement, risk management, central counterparty ("CCP") and
ancillary services to the registered broker-dealers, banks and other market participants
that are its "Members", as such term is defined in the rules and procedures of Applicant
("NSCC Rules").

Filing Date: The application was filed on September 8, 2017.

Hearing or Notification of Hearing: An order granting the requested relief will be issued
unless the Commission orders a hearing. Interested persons may request a hearing by
writing to the Commission's Secretary and serving applicant with a copy of the request,
personally or by mail. Hearing requests should be received by the Commission by 5:30
p.m. on October 23, 2017, and should be accompanied by proof of service on applicant,
in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests
should state the nature of the writer's interest, the reason for the request, and the issues

contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicant, c/o David F. Freeman, Jr., Arnold & Porter LLP, 601 Massachusetts Avenue, NW, Washington, DC 20001.

For Further Information Contact: Jennifer O. Palmer, Senior Counsel, at (202) 551-5786, or Nadya B. Roytblat, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.   Formed in 1976, Applicant is organized under the Business Corporation Law of the State of New York and is registered as a clearing agency under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), and the rules and regulations thereunder ("Exchange Act Rules"). Applicant is also designated as a systemically important financial market utility ("SIFMU") by the Financial Stability Oversight Council ("FSOC") under Title VIII of The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"). As a registered clearing agency, Applicant is regulated by the Commission. As a SIFMU, Applicant is subject to

enhanced supervision by the Commission in consultation with the Board of Governors of the Federal Reserve System ("FRB").[1]

2. Applicant is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). Applicant has one authorized class of stock, which is common stock. All issued and outstanding shares of Applicant's common stock are held by DTCC and there are no plans to alter this wholly-owned subsidiary structure. There is no trading market in Applicant's shares.

3. Applicant provides clearing, settlement, risk management and CCP services to its Members for broker-to-broker trades in the United States involving equities, corporate and municipal debt, American depositary receipts, exchange traded funds and unit investment trusts. In addition to these core services, Applicant also offers ancillary, non-guaranteed services, including wealth management services ("WMS") and insurance and retirement services ("I&RS"), which automate manual processes in the mutual funds, insurance and alternative investment products areas. Applicant's operations are national.

4. Applicant operates a continuous net settlement ("CNS") system, through which the trades in CNS-eligible securities are processed. Applicant acts as a CCP in respect of such CNS trades, becoming the buyer to every seller and the seller to every buyer, thereby guaranteeing the completion of such trades and eliminating counterparty risk among its Members. As a result, Applicant has obligations to and claims against its Members on opposite sides of guaranteed netted transactions. Applicant also provides a trade guarantee with respect to balance order transactions.

5. Due to the nature of Applicant's operations and the large volume and dollar value of trades that it guarantees, Applicant maintains a large clearing fund

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[1] See Securities Exchange Act Release No. 34–78961 (Sep. 28, 2016), 81 FR 70786, 70788 (Oct. 13, 2016).

("Clearing Fund") and a large amount of other cash on hand. The Clearing Fund

consists of deposits (i.e., margin and other contributions) posted by Members in the

form of cash and eligible securities. Pursuant to the NSCC Rules, Members are

required to maintain deposits in the Clearing Fund. The amount of each Member's

required deposit is calculated by Applicant using a risk-based margin methodology.

6.   Applicant uses the Clearing Fund, among other resources, to manage its risks

related to its trade guarantee. Specifically, deposits in the Clearing Fund, among other

resources, are available to Applicant to facilitate settlement in the event of a Member

default and to cover potential losses due to such an event. Additionally, Applicant uses

its liquid assets to meet the requirements imposed on it as a registered clearing agency

and SIFMU and to generate revenue to the extent such assets are not otherwise being put

to productive use.

7.   To more efficiently utilize Clearing Fund cash and other cash on hand,

Applicant seeks to prudently invest part of the Clearing Fund cash and other cash on

hand in bank certificates of deposit ("CDs") and other investment securities. The

managed investment of cash on hand also provides a measure of protection against

inflationary factors and bolsters and protects NSCC's financial position over time.

8.   Applicant is permitted under the NSCC Rules to invest Clearing Fund

cash in accordance with an investment policy approved by Applicant's board of

directors ("Board of Directors"). Applicant is also permitted to invest other cash on

hand in accordance with such investment policy ("Clearing Agency Investment

Policy").

9. The Clearing Agency Investment Policy is designed to comply with the laws, rules and regulations applicable to Applicant as a registered clearing agency and SIFMU, including, without limitation, Exchange Act Section 17A and Exchange Act Rule 17Ad-22.[2] The Clearing Agency Investment Policy was approved by the Commission pursuant to delegated authority.[3] Any material changes to the Clearing Agency Investment Policy must be approved by the Board of Directors. Any changes to the Clearing Agency Investment Policy, regardless of materiality, will be submitted to the Commission pursuant to Exchange Act Rule 19b-4, with confidential treatment requested.

Applicant's Legal Analysis:

1. Section 3(a)(l)(A) of the Act defines the term "investment company" to include an issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(l)(C) of the Act further defines an investment company as an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value in excess of 40 percent of the value of the issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Applicant states that it does not hold itself out as being engaged primarily in the business of investing,

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[2] Exchange Act Rule 17 Ad-22 requires, among other things, that Applicant hold assets in a way that minimizes risk of loss or delay in access to them and to invest assets in instruments with minimal credit, market, and liquidity risks.

[3] See Securities Exchange Act Release No. 34-75730 (August 19, 2015), 80 FR 51638 (August 25, 2015) (SR-NSCC-2015-802) (Notice of Filing of Amendment No. 1 and No Objection to Advance Notice Filing, as Modified by Amendment No. 1, to Establish a Prefunded Liquidity Program As Part of NSCC's Liquidity Risk Management).

reinvesting or trading in securities within the meaning of Section 3(a)(l)(A) of the Act.

Applicant states that it does not currently hold, but has previously held[4] and may again

wish to hold, more than 40 percent of its total assets, exclusive of Government securities

and cash items, in bank CDs and other investment securities. Upon such change in

composition of its assets, Applicant might fall within the definition of investment

company under Section 3(a)(l)(C) of the Act.

2.   Rule 3a-1 under the Act provides an exemption from the definition of

investment company if no more than 45 percent of a company's total assets consist of,

and not more than 45 percent of its net income over the last four quarters is derived from,

securities other than Government securities and securities of majority-owned subsidiaries

and companies primarily controlled by it. Applicant states that it cannot rely on Rule 3a-

1 because it may again wish to hold more than 45 percent of its total assets in bank CDs

and other investment securities and, upon such change in composition of its assets, it will

not meet the requirements of Rule 3a-1.

3.   Section 3(b)(2) of the Act provides that, notwithstanding Section 3(a)(l)(C) of

the Act, the Commission may issue an order declaring an issuer to be primarily engaged

in a business other than that of investing, reinvesting, owning, holding, or trading in

securities directly, through majority-owned subsidiaries, or controlled companies

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[4] Applicant has previously held greater than 40% of the value of its total assets, exclusive of Government securities and cash items, in bank CDs and other investment securities. Applicant has relied on Rule 3a-3 under the Act, which provides an exemption from the definition of investment company for wholly-owned subsidiaries of a company that is not itself an investment company. However, that exemption does not apply if the wholly-owned subsidiary has issued paper (other than short-term paper) to other holders. On September 10, 2015, Applicant launched a commercial paper and extendible note program ("CP Program") under which Applicant could issue paper other than short-term paper. Out of an abundance of caution, (a) prior to the launch of the CP Program, Applicant reduced its holdings of investment securities to less than 40% of the value of Applicant's total assets, exclusive of Government securities and cash items, and (b) pending the application, Applicant has maintained its holdings of investment securities below the 40% threshold.

conducting similar types of businesses. Applicant requests an order under Section

3(b)(2) of the Act declaring that it is primarily engaged in a business other than that of

investing, reinvesting, owning, holding or trading in securities, and therefore is not an

investment company as defined in the Act. In determining whether an issuer is

"primarily engaged" in a non-investment company business under Section 3(b)(2) of the

Act, the Commission considers the following factors: (a) the company's historical

development, (b) its public representations of policy, (c) the activities of its officers and

directors, (d) the nature of its present assets, and (e) the sources of its present income.[5]

4. Applicant submits that it satisfies the criteria for issuance of an order under

Section 3(b)(2) of the Act because the facts show that Applicant is primarily engaged in

the business of providing clearing, settlement, risk management, CCP and ancillary

services to its Members, and not in the business of investing, reinvesting, owning,

holding or trading in securities.

a. Historical Development. Applicant states that its origins date back to the

back-office crisis of the late 1960s and early 1970s and the enactment of the Securities

Acts Amendments of 1975, which enabled the development of a national securities

market system and a national clearance and settlement system and their regulation.[6]

Applicant was formed in 1976 and now operates as a wholly-owned subsidiary of DTCC.

Applicant states that it (a) is a clearing agency registered under the Exchange Act

and, as such, is subject to comprehensive regulation by the Commission and (b) has been

designated by FSOC as a SIFMU under Title VIII of the Dodd-Frank Act and, as such, is

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[5] Tonopah Mining Company of Nevada, 26 SEC 426, 427 (1947).

[6] See Securities Acts Amendments of 1975, Pub. L. 94-29, 89 Stat. 97 (1975).

subject to enhanced supervision by the Commission in consultation with the FRB.

Applicant states that both the Commission and the FRB, among other federal agencies,

have previously indicated that they believe FMUs such as securities clearing agencies

generally engage in activities other than those of an investment company.[7]

Applicant represents that substantially all of its activities since its formation have

been devoted to providing clearing, settlement, risk management, CCP and ancillary

services to its Members, and Applicant intends to continue to be primarily engaged in

providing such services.

Applicant further represents that all of its issued and outstanding shares are held

by DTCC. Applicant states that its shares have not been, and will not be, held out as a

financial investment for profit to the public.

b. <u>Public Representations of Policy</u>. Applicant states that it has never made any

public representations that would indicate that it is in any business other than providing

clearing, settlement, risk management, CCP and ancillary services. Applicant represents

that it has never held itself out as an investment company within the meaning of the Act.

Applicant provides that all annual reports, web postings, press releases and written

communications issued by Applicant have related to its business of providing clearing,

settlement, risk management, CCP and ancillary services. Applicant states that no press

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[7] Specifically, Applicant asserts that in the notice of final rulemaking issued by the Commission and the FRB (among other federal agencies) to implement the Volcker Rule, the agencies supported their decision not to expressly exclude FMUs from the definition of "covered funds" for purposes of the Volcker Rule by (a) stating that "[they] believe that FMUs are not investment vehicles of the type [the Volcker Rule] was designed to address, but rather entities that generally engage in other activities, including acting as central counterparties that reduce counterparty risk in clearing and settlement activities" and (b) noting that "if the FMU is primarily engaged in transferring, clearing, or settling payments, securities, or other financial transactions among or between financial institutions, the FMU could rely on the exclusion to the definition of investment company provided by section 3(b)(1)" of the Act. See 79 FR 5536, 5700 (Jan. 31, 2014).

release or advertising or promotional piece has been issued by Applicant concerning its holdings of investment securities or its capital investment policies, or concerning any potential for profit or appreciation in value relating to its own shares.

c. Activities of Officers and Directors. Applicant represents that all of its directors and officers devote substantially all of their time spent on Applicant's matters to its business of providing clearing, settlement, risk management, CCP and ancillary services. Applicant states that its directors and officers receive no extra or separate compensation for any services that may directly or indirectly involve Applicant's investment securities. Applicant states that the composition of its Board of Directors is designed to comply with the fair representation requirement for clearing agencies set forth in Exchange Act Section 17A and the governance standards for registered clearing agencies set forth in Exchange Act Rule 17Ad-22.

d. Nature of Assets. Applicant states that, as a service organization and a wholly-owned subsidiary of DTCC, Applicant owns very few fixed assets and the vast majority of its assets consist of cash and securities. Applicant states that, as of March 31, 2017, it had about $7.85 billion in total assets, of which cash and cash equivalents accounted for about $2.89 billion (36.84%), Members' segregated cash accounted for about $29.59 million (0.38%), receivables accounted for about $32.82 million (0.42%), other current assets accounted for about $5.19 million (0.07%) and Clearing Fund accounted for about $4.84 billion (61.65%). Applicant states that, as of March 31, 2017, it owned Government securities valued at $201.60 million (2.57% of total assets) but did not own investment securities (as defined in Section 3(a)(2) of the Act).

Applicant states that it has previously held greater than 40% of the value of its total assets, exclusive of Government securities and cash items, in bank CDs and other investment securities (as defined in Section 3(a)(2) of the Act), and Applicant may wish to do so again. Applicant believes that the fact that it has held, and may again wish to hold, investment securities in excess of the 40% threshold should not preclude a finding that it is engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities, provided that it uses its investment securities for bona fide purposes relating to its clearing, settlement, risk management, CCP and ancillary services, and that it does not invest or trade in securities for speculative purposes.

Applicant states that it provides CCP services and certain trade guarantees to its Members and requires Members that utilize such services to make required deposits to the Clearing Fund. Applicant notes that it is a clearing agency registered under the Exchange Act and, as such, is subject to comprehensive regulation by the Commission. Applicant further notes that it is a SIFMU designated by FSOC under Title VIII of the Dodd-Frank Act and, as such, is subject to enhanced supervision by the Commission in consultation with the FRB. Applicant represents that its allocation, management and use of investment securities is consistent with its business of providing CCP and trade guaranty services to its Members. Applicant represents that all of its investments are and will be managed in accordance with the Clearing Agency Investment Policy. Applicant states that it bears the entire counterparty risk for the obligations of Members to each other with respect to all trades guaranteed by Applicant. Applicant explains that it manages this risk by, among other things, requiring Members to maintain deposits in the

Clearing Fund; however, that does not transfer the risk from Applicant. Accordingly, Applicant submits that its primary business for purposes of Section 3(b)(2) of the Act may be determined without regard to the nature of its assets.

e. Sources of Income. Applicant represents that it has always received the vast majority of its revenues from the provision of clearing, settlement, risk management, CCP and ancillary services to its Members and not from interest on investment securities. Applicant states that, for the quarter ended March 31, 2017, it derived about $70.56 million of its total revenues from the provision of clearing services, about $27.21 million from ancillary services (WMS and I&RS), and $0.79 million from settlement and asset services. Applicant states that it realized interest income of about $5.87 million for the quarter ended March 31, 2017. Applicant further provides that, for the year ended December 31, 2016, it had total revenues of $378,943,000 and interest income of $11,325,000. Applicant states that it currently invests its cash in Government securities and bank deposits. Applicant notes that total revenues as presented in the application and the Applicant's financial statements reflect revenues from operations and do not include interest income (Applicant's financial statements account for interest income as a separate line item). Applicant further states that it does not break out its expenses using a cost allocation method such that a net income after taxes figure is available for each category of services or interest income. Accordingly, Applicant submits that its revenues, not net income, should be used as the basis for evaluating its investment company status.

Applicant projects that its interest income will increase over the next three years,

reaching an estimated $55,700,000 in 2019. Applicant represents that the projected

increase in interest income will mostly be driven by growth in Applicant's CP Program

and rising interest rates. Applicant states that this projection also reflects anticipated

increases in its holdings of investment securities should the Commission grant the

requested Order; however, Applicant does not anticipate that its interest income from

investment securities would ever represent other than a small amount as compared to its

total revenues. Applicant further states that its projected increase in interest income will

not result in any material increase in net income for Applicant because (a) it passes

through to its Members substantially all of its earnings on Clearing Fund cash and (b) its

earnings on CP Program proceeds are substantially offset by its interest expense on the

commercial paper notes and extendible notes that are issued to holders.

5. Applicant asserts that its historical development, its public representations of

policy, the activities of its officers and directors and its sources of revenue, as discussed

in the application, demonstrate that it is engaged primarily in the business of providing

clearing, settlement, risk management, CCP and ancillary services to its Members, and not in an investment business. Applicant thus asserts that it satisfies the criteria for issuing an order under Section 3(b)(2) of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary